

SUZANO
PETROQUÍMICA
Av. Brigadeiro Faria Lima, 1355 – 9° andar
01452-919 - São Paulo - SP
Telefone: (011) 3037-9060/9061 Fax: (011) 3814-8326

July 07, 2003.
Our ref.: 014/2003



Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission two copies of the following reports and materials:
- Notice referring to the Office Circulation/CVM/SNC/no. 02/2003, of March 20, 2003;.
- Call Notice of April 14, 2003 (referring to Ordinary General Meeting of April 30, 2003);
- Summary of the Minutes of the Ordinary General Meeting of April 30, 2003;
- Summary of the Minutes of the Board of Directors Meeting held on April 30, 2003;
- Relevant Fact of May 08, 2003;
- Summary of the Minutes of the Board of Directors Meeting held on May 09, 2003;
- Call Notice of May 12, 2003 (referring to Extraordinary General Meeting of May 30, 2003);
- Minutes of the Extraordinary General Meeting of May 30, 2003, attached with the reformed by-laws;
- Summary of the Minutes of the Board of Directors Meeting held on May 30, 2003;
- Quarterly Financial Information referring to the period ended on March 31, 2003.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director

dlw 8/8

File no. 82-34667

SUZANO PETROQUÍMICA S.A.

PUBLICLY HELD COMPANY

CNPJ/MF N°. 04.705.090/0001-77

NOTICE

SUZANO PETROQUÍMICA S.A. inform that its independent auditors didn't perform other services, other them of independent audit, therefore not releasing any information regarding that in its Administration Report, according to the Ofício Circular/CVM/SNC/n°. 02/2003, of March 20, 2003.

São Paulo, April 10, 2003

Adhemar Magon
Investor Relations Director



SUZANO PETROQUÍMICA S.A.
CNPJ n$^{o.}$ 04.705.090/0001-77
NIRE n$^{o.}$ 35.300.187.865

CALL NOTICE

ORDINARY GENERAL MEETING

The shareholders are hereby invited to attend the Ordinary General Meeting to be held on the 30th of April, at 3:30 p.m., in the company's headquarters at Av. Brigadeiro Faria Lima, 1355 - 8$^{o.}$ andar, in this city, to examine, discuss and resolve upon the following agenda:

1. approval of the Management report, financial statements and consolidated financial statements for fiscal year 2002, together with the opinions of the independent auditors and of the Fiscal Committee;
2. Destination of the net profit of the fiscal year 2002; ratification of the payment of interest on shareholders' equity, in the amount of R$ 6.538.912,.49, corresponding to gross interest of R$ 0,028 per common share and R$ 0,0308 per preferred share, as resolved in the Meeting of the Board held on December 24, 2002, such amount to be assigned to the dividend value for fiscal year 2002; fixed the date of its payment; and distribution of the dividends of R$ 0,0272 per common share and R$ 0,02992 per preferred share;
3. Election of the Board of Directors;
4. Compensation of the Management and Board of Directors.

According to CVM Instruction N$^{o.}$ 282 of the Securities Exchange Commission dated June 26, 1998, the minimum percentage required for the adoption of multiple vote for the Election of the Board of Directors is 5% of the voting capital.

São Paulo, April 14, 2003.

Boris Tabacof
Chairman of the Board of Directors



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S/A

Publicly Held Company
C.N.P.J./M.F. nº 04.705.090/0001-77
NIRE nº 35.300.187.865

Summary of the Minutes of the Ordinary General Meeting held on April 30, 2003

Resolutions Unanimously Approved:

1. Approved the annual management report, the financial statements and consolidated financial statements for the fiscal year ended on December 31, 2002, together with the opinions of the independent auditors and of the Audit Committee, with the following directions: **a)** approved allocation of R$ 3.874.358,08 to Legal Reserve; **b)** ratified the payment of interest on shareholders' equity in the gross amount of R$ 6.538.912,49, approved in the Meeting of the Board held on December 24, 2002, corresponding to gross interest of R$ 0,028 per ordinary share and R$ 0,0308 per preferred share outstanding on the date of approval, such amount to be computed to the dividends referring to fiscal year 2002; **c)** approved distribution of dividends in the amount of R$ 6.353.304,56, corresponding to a dividend of R$ 0,0272 per ordinary share and R$ 0,02992 per preferred share, without adjustment for inflation. Payment and/or credit, of both the interest on shareholders' equity, as well as on dividends to be made on May 30, 2003; **d)** approved the transfer of R$ 6.491.820,71 to the Reserve of Realizable Profits; **e)** transferred R$ 48.805.889,24 to the Special Statutory Reserve; **f)** resolved to transfer the remaining balance of accumulated profit in the amount of R$ 5.422.876,58 also to the Special Statutory Reserve;
2. Approved the reelection of the Board of Directors for a term of office until the Ordinary General Meeting of 2004 as follows: **Chairman - BORIS TABACOF**; **Deputy Chairman - AUGUSTO ESTEVES DE LIMA JUNIOR**; **other members**: **DAVID FEFFER**; **DANIEL FEFFER**; **JORGE FEFFER**, and elected **CLAUDIO THOMAZ LOBO SONDER**, **ADHEMAR MAGON**, and **ANTONIO DE SOUZA CORRÊA MEYER**;

3. Approved the amount of the annual global remuneration of the Board of Directors and Officers in R$ 9.600.000,00. Each of those Boards shall deliberate upon the distribution of such funds among its members;
4. Approved, as requested by shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, holder of preferred shares, the Meeting elected as members of the Audit Committee for the current fiscal year the following: Carlos Matias Kolb and José Laydir de La Torre Colino, the first as regular member and the second one as his alternate; the majority of holders of ordinary shares re-elected to integrate the same board as regular members the following: Luiz Augusto Marques Paes and Rubens Barletta, and as their respective Alternates Roberto Figueiredo Mello and Luiz Gonzaga Ramos Schubert. The Audit Committee, elected to serve until the Ordinary General Meeting of 2004 is composed as follows: **Regular Members: Luiz Augusto Marques Paes**; **Rubens Barletta**, and **Carlos Matias Kolb**; and as their respective **Alternate Members Roberto Figueiredo Mello**; **Luiz Gonzaga Ramos Schubert**; and **José Laydir de La Torre Colino**;
5. Approved by unanimous vote the minimum remuneration provided for in law for each regular member of the Audit Committee;
6. The Meeting authorized the publication of these Minutes of Meeting in accordance with paragraph two of Article 130 of the Corporate Law.

File no. 82.34667



SUZANO

PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. nº 04.705.090/0001-77

NIRE nº 35 300187865

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON APRIL 30, 2003

On April 30, 2003 at 4:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9º andar, in the city of São Paulo (S), was held a Meeting of the Board of Directors of **Suzano Petroquímica S.A.**, attended by the Members undersigned. The Chairman of the Meeting Boris Tabacof Chairman of the Board of Directors stated that the purpose of the Meeting was to resolve upon the election of the Managing Board. The matter was discussed and voted upon and the Board of Directors reelected the Managing Board for a term lasting until the Ordinary General Meeting of 2004 as follows: **President Director - David Feffer; Vice-President Director - Daniel Feffer**; **Superintendent Director - Armando Guedes Coelho**; and elected as **Directors: Sergio Arthur Ferreira Alves e João Pinheiro Nogueira Batista**.

File no. 82-34667

03 AUG -7 7:21

NEMOFEFFER S.A.
C.N.P.J.M.F. No. 60.651.809/0001-05
Publicly Held Company





COMPANHIA SUZANO DE PAPEL E CELULOSE
C.N.P.J. n°. 60.651.726/0001-16
Publicly Held Company

SUZANO PETROQUÍMICA S.A
C.N.P.J. N°. 04.705.090/0001-7
Publicly Held Company

IN CONSTANT PURSUIT OF EXCELLENCE

NEW MANAGEMENT AND CORPORATE GOVERNANCE MODEL

RELEVANT FACT

NEMOFEFFER S.A., COMPANHIA SUZANO DE PAPEL E CELULOSE and **SUZANO PETROQUÍMICA S.A.** inform their shareholders and the market in general, their decision to submit to their respective General Meetings, proposals for administrative and managerial changes that imply consolidation of the new corporate management model for the Suzano Companies. These changes represent an important evolution and are aligned with the successful and focused corporate strategy implemented over the last years, which has transformed the Suzano Companies into a reference standard of corporate excellence and technical quality.

Overall, the various measures aim to add value for the respective shareholders by the reduction and streamlining of costs within the corporate structure, in addition to being a major step towards the transformation of the Suzano Companies into a reference standard of corporate governance, transparency and protection of shareholders' rights

The strategy of concentrating investments in two main businesses, pulp and paper and petrochemical, has yielded excellent results. During the last two years, the participation of COMPANHIA SUZANO DE PAPEL E CELULOSE was consolidated within its sector, especially after acquisition of the controlling interest in BAHIA SUL CELULOSE S.A. The pulp and paper business has stepped up to a new level reaching a net annual income of R$ 2.1 billion, growing 28 % in two years. Annual cash generation totaled R$ 841 million.

SUZANO PETROQUÍMICA S.A. was created from the spin-off of its petrochemical assets, a move that conferred greater transparency to the Group businesses. The pioneer project of Rio Polímeros is in full progress and its start-up is scheduled for the end of 2004. The new Polibrasil plant was recently inaugurated. These are two very good examples of well-structured partnerships with local and foreign partners that attest to the Group's tradition of working in cooperation with harmony and efficiency.

In order to strengthen the corporate identity of the Group, and to reflect its new role within the Group's structure, Nemofeffer S.A. will have its name changed to **SUZANO HOLDING S.A.** and Mr. David Feffer will be its Chief Executive Officer. The controlling shareholders will continue to be represented in the Board of Directors, and in the Corporate Board, where Messrs. Daniel Feffer and Jorge Feffer shall hold the positions of Corporate Vice Presidents. The Executive Board, responsible for the company management and for laying down the policies and strategic guidelines for the Suzano Companies, shall be formed by Messrs. Fábio Eduardo de Pieri Spina, João Pinheiro Nogueira Batista and Luiz Fernando Giorgi, as Executive Vice Presidents.

The pulp and paper business operated by COMPANHIA SUZANO DE PAPEL E CELULOSE and its subsidiary BAHIA SUL CELULOSE S.A. is already consolidated as regards its management. The degree of maturity achieved and the excellent results obtained allow the controlling shareholders to withdraw from participating in the Executive Board of COMPANHIA SUZANO DE PAPEL E CELULOSE holding seats in the Board of Directors only, as from now. Messrs. David Feffer and Daniel Feffer shall leave their posts as Chief Executive Officer and Corporate Vice President, respectively, and shall take over as Chairman and Deputy Chairman of the Board of Directors of COMPANHIA SUZANO DE PAPEL E CELULOSE. Mr. Murilo Passos shall remain as Superintendent Officer and shall report, from now on, to the Board of Directors. During this new phase, the Board of Directors shall benefit from the support of independent consultants, as well as from a representative of BNDESPAR and of

the Preferred Stock Minority Interest. Additionally, the Board of Directors wishes to assure a more in-depth analysis of strategic topics and make more efficient the planning and auditing activities and corporate performance, by creating the Strategy Committee and Management Committee, whose scope of action shall be detailed in the Bylaws and Resolutions of the Board of Directors. The company Management has decided, also, to include in the proposed revision of the Bylaws, the waiver, effective as from 2004, of the right to elect the representative of the preferred stock minority interest through the triple list mechanism.

The object of SUZANO PETROQUÍMICA S.A. is the participation in the petrochemical area, and it needs a management structure that allows for suitable agility. Therefore, in the proposed management model, the Executive Officers of **SUZANO HOLDING S.A**. shall be members of the Executive Board of SUZANO PETROQUÍMICA S.A; Mr. Armando Guedes Coelho shall remain in the post of Superintendent Officer and Mr. Sergio Alves shall be appointed Executive Officer. The Board of Directors shall propose the creation of a Strategy Committee, for the same purposes as described in the previous paragraph.

With this reformulation, the controlling shareholders of the Suzano Companies believe that they are assuring, through SUZANO HOLDING and the respective Board of Directors, the control of strategy setting and of the planning process of the companies, while at the same time strengthening corporate management and granting greater independence to operational management, abiding at all times by the principles of transparency, equity, responsibility, compliance and ethics.

To make clear the unequivocal strategic commitment of the controlling shareholders with the stock market and good corporate governance practices, COMPANHIA SUZANO DE PAPEL E CELULOSE is adhering today to Level 1 of the Differentiated Corporate Governance Practices of the São Paulo Stock Exchange (BOVESPA).

São Paulo, May 8, 2003.

NEMOFEFFER S.A	COMPANHIA SUZANO DE PAPEL E CELULOSE	SUZANO PETROQUÍMICA S.A.

File no. 82-34667



SUZANO PETROQUÍMICA S.A.
Publicly Held Company
C.N.P.J./M.F. nº 04.705.090/0001-77
NIRE nº 35 300187865

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 30, 2003

On May 30, 2003 at 5:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9º andar, in the city of São Paulo (SP), was held a Meeting of the Board of Directors of **Suzano Petroquímica S.A.**, attended by the Members undersigned. The Chairman of the Board of Directors Boris Tabacof invited Fabio Eduardo de Pieri Spina as secretary. The purpose of the Meeting was to resolve upon the election of the new directors, in the terms of the bylaws approved by Extraordinary General Meeting in this date and to appoint the members of Strategy Committee inclusively the coordinator. The decisions made at the Board of Directors were:

1. ratified the election to the Managing Board for a term lasting until the Ordinary General Meeting of 2004 as follows: **President Director - David Feffer;**; **Superintendent Director - Armando Guedes Coelho**; and elected as **Directors: Sergio Arthur Ferreira Alves e João Pinheiro Nogueira Batista.**; and elected also as directors: **Fabio Eduardo de Pieri Spina e Luiz Fernando Sanzogo Giorg**i;
2. designated the director João Pinheiro Nogueira Batista to assume accumulatively the function the Investor Relations Director;
3. appointed the following members to the Strategy Committee until the Ordinary General Meeting of 2004: **Coordinator: Claudio Thomaz Lobo Sonder**; and as **members: David Feffer, Daniel Feffer and Jorge Feffer**.



03 AUG -7 7:21

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. nº 04.705.090/0001-77

NIRE nº 35 300187865

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 30, 2003

On May 30, 2003 at 5:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9º andar, in the city of São Paulo (SP), was held a Meeting of the Board of Directors of **Suzano Petroquímica S.A.**, attended by the Members undersigned. The Chairman of the Board of Directors Boris Tabacof invited Fabio Eduardo de Pieri Spina as secretary. The purpose of the Meeting was to resolve upon the election of the new directors, in the terms of the bylaws approved by Extraordinary General Meeting in this date and to appoint the members of Strategy Committee inclusively the coordinator. The decisions made at the Board of Directors were:

1. ratified the election to the Managing Board for a term lasting until the Ordinary General Meeting of 2004 as follows: **President Director - David Feffer;**; **Superintendent Director** - **Armando Guedes Coelho**; and elected as **Directors: Sergio Arthur Ferreira Alves e João Pinheiro Nogueira Batista**.; and elected also as directors: **Fabio Eduardo de Pieri Spina e Luiz Fernando Sanzogo Giorgi**;
2. designated the director João Pinheiro Nogueira Batista to assume accumulatively the function the Investor Relations Director;
3. appointed the following members to the Strategy Committee until the Ordinary General Meeting of 2004: **Coordinator**: **Claudio Thomaz Lobo Sonder**; and as **members**: **David Feffer, Daniel Feffer and Jorge Feffer**.

File no. 82-34667



SUZANO

PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly Held Company

C.N.P.J./M.F. nº 04.705.090/0001-77

NIRE nº 35 300187865

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

The shareholders are hereby invited to attend the Extraordinary General Meeting to be held on May 30, 2003, at 3:30 p.m., to deliberate about management proposal with favorable opinion of the Board of Directors of reform of the bylaws mainly to reformulate the structure of social administration.

A copy of new project of by-laws is available in the headquarters, and was sent to Securities and Exchange Commission.

São Paulo, May 12, 2003.

Augusto Esteves de Lima Junior
Vice-Chairman of the Board of Directors

File no. 82-34667



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S/A

Publicly Held Company
C.N.P.J./M.F. nº 04.705.090/0001-77
NIRE nº 35.300.187.865

Minutes of the Extraordinary General Meeting

DATE: May 30, 2003.

TIME: 3:30 p.m.

VENUE: Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 9º andar – São Paulo - SP.

ATTENDANCE: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

PRESIDING BOARD: Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Call Notices: Official Gazette of the State of São Paulo and Gazeta Mercantil dated 13, 14 and 15, of May 2003;
2. Management proposal with favorable opinion of the Board of Directors, for reform of the Bylaws mainly the structure of social administration, in terms of the project presented and available to shareholders, Securities and Exchange Commission and São Paulo Stock Exchange.

UNANIMOUS RESOLUTIONS:

1. Approved the management proposal with favorable opinion of the Board of Directors, for reform of the Bylaws mainly to adjust it to the new structure of social administration, concerning relevant fact published on May 09, 2003. This Bylaws shall become an integral part of these minutes and shall be registered together therewith at the Commercial Registry of State of São Paulo.

2. Authorized publication of these Minutes of Meeting in the form and as prescribed in Paragraph 2 of article 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, May 30, 2003. Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary. **Shareholders:** By proxy. NEMOFEFFER S.A. – Augusto Esteves de Lima Junior – Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. BORIS TABACOF. By proxy. FANNY FEFFER - Andre Guper. ANDRE GUPER.

This is a true copy of the original document drawn in the Book of Shareholders' Meetings.

Fabio Eduardo de Pieri Spina
Secretary

BYLAWS OF SUZANO PETROQUÍMICA S.A.

TITLE I
Name, headquarters, term and corporate object

Article 1. **SUZANO PETROQUÍMICA S.A** is a joint-stock company ruled by these Bylaws and by the applicable legal provisions, operating in a responsible and ethical form in respect to human rights.

Article 2. The company has its headquarters and court of jurisdiction in the city of São Paulo, State of São Paulo.

Sole Paragraph - The Management shall decide upon the opening and closing of branches and warehouses.

Article 3. The company shall operate for an indefinite period of time.

Article 4. The corporate object of the company is:

a) the production and sales of petrochemical products;

b) the participation as a partner or as shareholder in any company.

TITLE II
Capital and Shares

Article 5. The capital stock is seven hundred and ninety-four million, three hundred and eighty-two thousand, nine hundred and ten reais and forty-four cents (R$ 794.382.910,44), totally paid up and divided into two hundred and twenty-one million, one hundred and ninety-five thousand, three hundred and eighty (221,195,380) registered shares, with no-par value, of which ninety-seven million, three hundred and seventy-five thousand, four hundred and forty-six (97,375,446) are common shares and one hundred and twenty-three million, eight hundred and nineteen thousand, nine hundred and thirty-four (123,819,934) are preferred shares.

Paragraph One - The capital stock may be increased by resolution of the General Meeting, when proposed by the Management with favorable opinion of the Board of Directors.

Paragraph Two - In case of increase of the capital stock, the shareholders shall have preemptive rights for subscription of the shares to be issued, in proportion to the shares owned by them. The period for exercising such right shall be of thirty (30) days after publication of the relevant Notice to Shareholders.

Article 6. The holders of preferred shares shall be entitled to the following benefits:

a) priority in capital reimbursements, without premium;

b) the right to participate, observing the provisions of letter "c" below, of the dividend payout, corresponding to at least twenty-five percent (25%) of the net profit recorded for each fiscal year, adjusted as prescribed in Article 202 of the Corporate Law;

c) dividend, per share, ten percent (10%) higher than the dividend assigned to each common share;

d) participation, under equal conditions with the common shares, in the receipt of any bonus stocks resulting from capitalized reserves or funds of whatever nature or even from the fractionation of shares;

e) all other rights assigned to the common stock, except as provided in the first paragraph of this Article

Paragraph One - The preferred shares shall not be entitled to voting rights.

Paragraph Two – At the discretion and upon resolution of the General Meeting, the company is entitled, at all times, to create new classes of preferred shares or to increase the number of preferred shares of the existing classes, irrespective of proportion with any other stock, provided that the amount of preferred shares without voting rights shall not exceed two thirds (2/3) of the capital stock. The creation or the increase of the number of preferred shares may also be carried out to comply with the request of stockholders as stipulated in Article Seven (7) of these Bylaws.

Paragraph Three – The General Meeting that approves the increase of the capital stock shall stipulate how the first subsequent dividend shall be calculated for the new shares.

Paragraph Four - In case of capital increase through the incorporation of reserves or funds of whatever nature, the new shares, if issued, shall be in proportion to the number, type and classes of the shares existing at the time of the capital increase; moreover, all the rights assigned to each type and class of shares issued by the company shall be fully observed.

Article 7. The stockholders are entitled to request the partial or total conversion of their common shares into preferred shares and, in this case, each common share will be simply converted into a preferred share, observing the maximum limit set in paragraph two of the previous article.

TITLE III
The General Meeting

Article 8. The Ordinary General Meeting shall be held in one of the four (4) months following the closing of the company's fiscal year; the Extraordinary Meeting shall be held when called by the Chairman of the Board of Directors, by a Deputy Chairman of the Board of Directors, or in the cases provided in law.

Article 9. The General Meeting shall be installed by the Chairman of the Board of Directors, or in his absence by the Chief Executive Officer, or by the Superintendent

Officer; the stockholders shall then elect the Chairman of the General Meeting who shall invite one of the attendants of the Meeting to serve as Secretary.

TITLE IV
Management of the Company

Article 10. The company has the following management bodies:

a) Board of Directors;
b) Management Board.

Article 11. The Board of Directors is a deliberative college body and the company shall be represented solely by the Management Board.

Article 12. The Board of Directors and the Management Board shall serve terms of one (1) year, but these terms shall be extended until the investiture of the newly elected members; reelection shall be permitted.

Article 13. The Ordinary General Meeting shall establish the annual global remuneration of the Board of Directors and of the Management Board, and it shall be incumbent upon each of these bodies to resolve upon the allocation of the defined amount, among its respective members.

SECTION I - BOARD OF DIRECTORS

Article 14. The Board of Directors is formed by five (5) to nine (9) members, all of them shareholders, resident in the country or not, elected by the General Meeting, which shall appoint from among them the Chairman and the Deputy Chairman.

Sole Paragraph – During these elections, article 141, paragraph 4, subitem II, of the Corporate Law shall be observed, with the wording given by Law No. 10.303 of October 31, 2001 and by article 8 paragraph 4 of the same law.

Article 15. It shall be incumbent upon the Board of Directors:

a) to set the general guidelines for carrying out the company's businesses;

b) to elect and remove the officers of the Management Board;

c) to follow up on the activities of the officers of the Management Board and to examine, at any time, the company's books and records; to request information on any contracts executed or in process of execution and on any other acts;

d) to give opinion on the Management Report and on the Management Accounts;

e) to appoint and remove the independent auditors, except for the right of veto as provided in law;

f) to authorize the acquisition of company-issued shares for cancellation or to keep as treasury shares for later sale

g) to resolve upon the issuance of securities, including promissory notes for public or private distribution, in Brazil and /or abroad, according to the pertinent legislation;

h) to appoint the Investors Relations Officer; and

i) to create, when and if deemed convenient, other Committees of the Board of Directors, observing the provisions of article 16 below.

Article 16. In order to (i) increase the interaction and cooperation between the Management Board and the Board of Directors; (ii) enable in-depth analysis of relevant and strategic matters, assuring adequate information and greater quality and efficiency to the decision-making process of the Board of Directors, as well as (iii) comply with modern rules of corporate governance, it is hereby established the possibility of creating Committees of the Board of Directors, whose duty shall be to give their opinion on matters of their scope of responsibilities under the terms of these Bylaws and of the resolutions of the Board of Directors.

Paragraph One - Each Committee shall be formed by two (2) to nine (9) persons, members of the Board of Directors or not, appointed by the latter, to serve for the same term of its members, and the Chairman of the Board of Directors shall also appoint a Coordinator for each Committee. The members of the Committees may participate in more than one Committee at the criteria of the Board of Directors, and shall have the same duties and legal responsibilities of the directors of joint stock companies. The Board of Directors may remove or replace the members of the Committees at any time. The resolutions of the Committees shall be taken by the majority of members and the Coordinator shall have the casting vote when the Committee is formed by an even number of members.

Paragraph Two - The Committees may be assisted by other professionals, counting as well with the support of the administrative structure. The remuneration of such professionals, including that of the members of the Committees that are not members of the Board of Directors, and the expenses of the support administrative structure shall be borne by the company. The members of the Board and employees of the company shall not be entitled to additional compensation for their participation in the

Committees. When they deem necessary, the Committees may resolve to direct consultations to external professionals, whose fees shall be borne by the company.

Paragraph Three - The Board of Directors shall prepare specific rules regarding the work, scope of authority and procedures of the Committees (Internal Rules).

Article 17. Without detriment to the creation of other Committees by the Board of Directors, the **Strategy Committee** is created hereby having its duties assigned by the Board of Directors, which include, among others, to advise the Board of Directors in the fulfillment of its responsibilities relative to the long-term strategy area of the company. Such Committee shall give their prior opinion when the decision of the Board of Directors is regarding the matter mentioned in subitem "a" of Article Fifteen (15) of these Bylaws:

Article 18. It shall be incumbent upon the Chairman of the Board:

a) to represent the Board of Directors before third parties;

b) to suggest to the Board of Directors the general guidelines for carrying out the corporate businesses to be transmitted to the Management Board;

c) prepare all elements required for the practice of all acts incumbent upon the Board of Directors; and

d) to maintain the Board of Directors informed about the management performance of the Officers.

Article 19. The Chairman and Deputy Chairman of the Board of Directors shall reciprocally act as substitute for one another in their impediments or absence; in the same cases the Chairman of the Board of Directors shall appoint, among the board members, the substitute of any other member of the board; should the Chairman of the Board fail to do this, the Board itself shall carry out such appointment.

Paragraph One - If there is a vacancy in the Board of Directors, an Extraordinary General Meeting shall be convened, in not later than twenty (20) days, to resolve upon filling such vacancy if this is required for maintaining the minimum number of members of the Board or if deemed convenient that such vacancy be filled.

Paragraph Two - The substitutions stipulated in this article shall imply accumulation of duties and of voting rights in the meetings of the Board of Directors, but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 20. The Board of Directors shall meet when convened by its Chairman, by its Deputy Chairman or by the Chief Executive Officer, at least two (2) days in advance informing the agenda to be discussed; the meetings may be convened by electronic

mail and the quorum for installation on first call is of at least two thirds (2/3) of the members and, on 2nd call of the majority of its members. The resolutions of the Board of Directors shall be approved by majority of the members present, among which shall be the Chairman of the Board or the Deputy Chairman In case of tie, the Chairman of the Board of Directors shall have the casting vote.

Paragraph One - The Members of the Board may attend the meeting via conference call, video-conference or other means of communication and to assure the effective attendance and authenticity of their vote the members of the Board shall deliver within three (3) days after meetings of this kind, at the company's headquarters, or send by fac-simile, documents subscribed by them confirming their attendance and nature of their vote. This procedure is dispensed with by the corresponding signature of the minutes of meeting of the Board of Directors by the relevant member of the Board and the mention of the nature of the member's vote.

Paragraph Two - Any member of the Board of Directors shall have the right to be represented by one of his fellow members at the meetings of the Board of Directors, whether for the purpose of quorum completion or for voting, being allowed to disclose or not the nature of his vote. The representation shall be null and void concurrently with the closing of the meeting of the Board of Directors.

Paragraph Three - In the same manner, voting by letter, cable electronic mail or fac-simile shall e permitted when the vote is received by the Chairman of the Board or by his substitute, before the time of the meeting.

Paragraph Four - The Chairman of the Board may invite to attend the meetings of the Board of Directors, although with no voting right, any member of the Committee of Strategy or of the Management Board who is no longer a member of the Board of Directors, any other officer of the company, the representative of the independent audit firm, or any other third party that may contribute with opinions, information and suggestions that may help the resolution process of the members of the Board of Directors.

Paragraph Five - The Board of Directors may appoint as honorary member, a person of recognized professional skill having a track record of service to the company, who may be asked to give information during the meetings of the Board of Directors.

SECTION II - MANAGEMENT BOARD

Article 21. The company shall have a Management Board composed by three (3) to seven (7) members, of which one (1) will be the Chief Executive Officer, one (1) Superintendent Officer, and one (1) to five (5) Officers, without specific title, all domiciled and resident in the country, shareholders or not, elected and removed at any time by the Board of Directors, reelection being permitted.

Paragraph One - The areas of performance and specific authority of each of the members of the Management Board may be assigned by the Board of Directors, when not provided for under these Bylaws.

Paragraph Two – The members of the Management Board shall not bind themselves personally by surety or guarantee.

Article 22. In case of impediment or temporary absence:

a) of the Chief Executive Officer, his substitute shall be the Superintendent Officer and vice-versa ;

b) of any other Officer, his substitute shall be appointed by the Chief Executive Officer, among the other members of the Management Board or among the direct subordinates of the Officer absent or under impediment, as recommended by him. In this case, the direct subordinate that is substituting for the Officer absent or under impediment shall participate of all routine activities and shall have all the responsibilities of the absent officer, including the participation in the Meetings of the Management Board to inform on matters pertinent to the absent officer, without however, being entitled to voting rights or to receive the remuneration of the officer being substituted;

Paragraph One - If there is a vacancy in the Management Board, the Board of Directors shall meet to resolve upon filling such vacancy, should this be required to maintain the minimum number of members of the Management Board or if deemed convenient that such vacancy be filled.

Paragraph Two - Except for the provisions of Article 22 b) above, the substitutions stipulated in this article shall imply accumulation of duties and of voting rights but there will be no accumulation of remuneration and other benefits entitled to the substituted member.

Article 23. The meetings of the Management Board shall be held whenever convened by the Chief Executive Officer, by the Superintendent Officer or by two (2) Officers at least two (2) days in advance. These meetings shall be valid when attended by the majority of the members in office, among which the Chief Executive Officer or the Superintendent Officer; this advance period shall be dispensed with when two thirds of the current officers attend the meeting.

Paragraph One - In all the meetings of the Management Board the resolutions shall be approved by majority of the attending members. In case of tie, the Chief Executive Officer shall have the casting vote.

Paragraph Two - The Management Board may hold a meeting that has not been formally convened, in case of urgent matters. This meeting, however, shall only be

valid when attended or represented by two thirds (2/3) of the Management Board, and when resolutions are unanimously approved .

Article 24. In addition to the powers required for the performance of their corporate duties, the Management Board is invested with powers to perform the following:

a) enter loan agreements with government or private financial institutions, being authorized to offer property, plant and equipment as collateral for such loans;

b) purchase, encumber and sell fixed assets and equity interest in companies in which the Company is or becomes a partner or a shareholder;

c) to offer guarantees and or sureties on behalf of other companies in which the Company is a direct or indirect partner or a shareholder;

d) to compromise, waive, desist and execute agreements.

e) To decide upon the nature of the vote of the company in direct or indirect subsidiaries, controlled or associated companies;

f) To follow up on the performance of the company's investments; and

g) Any other powers that are not of the exclusive scope of the Board of Directors.

Sole Paragraph - The Management Board shall submit to the Board of Directors, a proposal for increase of the capital stock as foreseen in Paragraph One of article 5 of these Bylaws.

Article 25. The company shall be represented as creditor or debtor in any acts or operations the result in liability to or that release third parties from any liability towards the company by the Chief Executive Officer, acting individually or by the Superintendent Officer together with any other Officer.

Paragraph One - The company may be represented by one Officer and one attorney-in-fact, by two attorneys-in-fact or by one attorney-in-fact, provided that when granting the power of attorney the company is represented by the Chief Executive Officer individually or (ii) by the Superintendent Officer, together with any other Officer, specifying in the respective power of attorney precisely and consistently the powers conferred thereby to the grantees and the term of validity of the instrument.

Paragraph Two - No powers for delegation shall be granted, except for judicial purposes when delegation shall be allowed with reserve clause of equal powers to the Grantor.

Paragraph Three - Notwithstanding the provisions of this article, the company may be individually represented by any of its Officers in the following cases:

a) representation before any federal, state and municipal agencies and departments, public companies, mixed economy companies and foundations, exclusively for administrative purposes;

a) endorsement of checks or trade notes on behalf of financial institutions, for deposit into the company's account in the first case, and for discount and/or collateral and/or commercial pledge and/or collection, in the second case, signing the respective agreements, proposals and cash letters for such purposes;

c) representation before Labor Courts, Courts of Justice and Unions, including appointment of representatives for handling matters related to admission, suspension and dismissal of employees and/or labor agreements;

d) representation before third parties, in cases not involving obligation of whatever nature to the company;

Paragraph Four - Preliminary summons of the Company shall only be valid when served to the Chief Executive Officer or to the Superintendent Officer.

Paragraph Four - Except for "*ad judicia*" powers, for representation of the company in administrative litigation before Public Administration entities and proceedings relative to trademarks and patents, all other mandates granted by the company shall be effective until the 30th of June of the year subsequent to the granting of such mandates if a shorter period has not been established, which, whatever the case shall be always indicated in the respective instrument.

Article 26. It shall be incumbent upon

I - the Chief Executive Officer:

a) without detriment to the provisions of article 25 above, to represent the company, as plaintiff or defendant, in or out of court, especially for the purpose of personal deposition and, in this case, a special attorney-in-fact may be appointed;

b) to preside the meetings of the Management Board;

c) to conduct all corporate activities with the support of the Superintendent Officer and other Officers; and

d) to represent the company in its high-level public or private relations;

II - the Superintendent Officer:

a) to represent the company together with another Officer, as plaintiff or defendant, in or out of court;

b) to represent the company in its high-level public or private relations;

III - each of the other Officers:

to answer for their specific areas assigned by the Board of Directors, reporting to the Chief Executive Officer.

TÍTULO V

Fiscal Committee

Article 27. The Fiscal Committee is a non-permanent body and, when installed in the due form of the law, it shall be formed by three (3) to five (5) members and the same number of deputy members, who shall be paid the minimum remuneration stipulated in law.

Article 28. In case of impediment or absence, or in the event of vacancy, the members of the Fiscal Committee shall be substituted by their respective deputies.

TITLE VI

Financial Statements and Allocation of Net Profits

Article 29. The fiscal year of the company shall coincide with the calendar year, ending on the 31st of December of each year, when the financial statements shall be prepared, to be submitted by the Management Board to the Ordinary General Meeting, together with their proposal for destination of the net profits for the year, adjusted as per article 202 of the Corporate Law, with the following deductions as provided therein:

a) At least five per cent (5%) for the Legal Reserve Fund limited to twenty per cent (20%) of the capital stock;

b) the amounts legally required for the Reserve for Contingencies;

c) the amount required for payment of a dividend representing at least twenty-five per cent (25%) of the adjusted net profit in each fiscal period, as provided for in article 202 of the Corporate Law; dividends shall be declared in full compliance with the rights, preferred rights, benefits and priorities of the shares then existing, according to the law and these Bylaws and, when applicable, as per resolutions of the General Meeting;

d) up to ninety per cent (90%) of the balance maintained as Special Reserve for future capital increase, to assure adequate operating conditions and to guarantee continuation of the annual distribution of dividends. The amount of this Special Reserve shall not exceed ninety-five per cent (95%) of the capital stock.

Paragraph One - According to Article 197 and its paragraphs of the Corporate Law, in the fiscal year in which the amount of the compulsory dividend, calculated according to these Bylaws, or according to article 202 of the same law, exceeds the realizable net profits for the period, the General Meeting may, as proposed by the Management, allocate the excess value to the constitution of a realizable profit reserve.

Paragraph Two - According to Article 199 of the Corporate Law, the balance of the profit reserves, except the reserves for contingencies and realizable profits, shall not exceed the capital stock. Once this limit is reached, the General Meeting shall resolve whether to use the excess value for capital pay-up, capital stock increase or for dividend distribution

Paragraph Three - The General Meeting may assign a share in the profits to the Board of Directors and to the Management Board, in the cases, form and within the limits allowed by law.

Paragraph Four - After the deductions covered under this article and its paragraphs, the remaining profits may be total or partially retained, by resolution of the Ordinary General Meeting, based on capital budget prepared by the Management with opinion of the Fiscal Committee (if applicable) and approved by the Ordinary General Meeting, allowing the company to dispose of the generated resources for funding its operations and investments already committed, or to be committed, required for its maintenance and development. Such capital budget shall be annually revised by the Ordinary General Meeting when it is prepared for a period longer than one year.

Article 30. By proposition of the Management Board approved by the Board of Directors, the company may pay interest to the shareholders as remuneration to shareholder's equity up to the limit established in article 9 of Law No. 9249 of December 26, 1995, and in the form of paragraph 7 of this same article, any amounts thus paid may be added to the value of the compulsory dividend provided by law and by these Bylaws.

Article 31. A semiannual balance sheet shall be prepared on the last day of June of each year and the Management Board shall be allowed to:

a) declare payment of semiannual dividends, as part of the annual dividend;

b) prepare special balance sheets and distribute dividends within shorter periods, as part of the annual dividends, provided that the total semiannual dividend paid in each half of the fiscal year does not exceed the total amount of the capital reserves;

c) declare interim dividends on account of accrued profits or profit reserves recorded in the last annual or semiannual balance sheet, as part of the annual dividend;

Article 32. The annual financial statements shall be mandatorily audited by independent auditors registered with the Securities and Exchange Commission. Such auditors shall be selected and/or removed by the Board of Directors, observing, where applicable, the provisions of paragraph 2 of article 142 of the Corporate Law.

TITLE VII
Liquidation

Article 33. The company shall be liquidated in the cases provided by law, and it shall be incumbent upon the General Meeting to resolve upon the manner of liquidation and to appoint the liquidator to be in charge during the liquidation period.

São Paulo, May 30, 2003

------------------------------------	------------------------------------
Augusto Esteves de Lima Junior Chairman of the Meeting	Fabio Eduardo de Pieri Spina Secretary

03 AUG -7 7:21



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S/A

Publicly Held Company
C.N.P.J./M.F. n° 04.705.090/0001-77
NIRE n° 35.300.187.865

Minutes of the Extraordinary General Meeting

DATE: May 30, 2003.

TIME: 3:30 p.m.

VENUE: Company headquarters, at Av. Brigadeiro Faria Lima, 1355, 9°. andar – São Paulo - SP.

ATTENDANCE: Shareholders representing more than two thirds (2/3) of the voting capital stock, and shareholders of the preferred stock, without voting rights.

PRESIDING BOARD: Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary.

DOCUMENTS READ AND PUBLICATIONS:

1. Call Notices: Official Gazette of the State of São Paulo and Gazeta Mercantil dated 13, 14 and 15, of May 2003;
2. Management proposal with favorable opinion of the Board of Directors, for reform of the Bylaws mainly the structure of social administration, in terms of the project presented and available to shareholders, Securities and Exchange Commission and São Paulo Stock Exchange.

UNANIMOUS RESOLUTIONS:

1. Approved the management proposal with favorable opinion of the Board of Directors, for reform of the Bylaws mainly to adjust it to the new structure of social administration, concerning relevant fact published on May 09, 2003. This Bylaws shall become an integral part of these minutes and shall be registered together therewith at the Commercial Registry of State of São Paulo.

2. Authorized publication of these Minutes of Meeting in the form and as prescribed in Paragraph 2 of article 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present. São Paulo, May 30, 2003. Augusto Esteves de Lima Junior - Chairman. Fabio Eduardo de Pieri Spina - Secretary. **Shareholders:** By proxy. NEMOFEFFER S.A. – Augusto Esteves de Lima Junior – Lawyer. AUGUSTO ESTEVES DE LIMA JUNIOR. BORIS TABACOF. By proxy. FANNY FEFFER - Andre Guper. ANDRE GUPER.

This is a true copy of the original document drawn in the Book of Shareholders' Meetings.

Fabio Eduardo de Pieri Spina
Secretary



SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
C.N.P.J./M.F. nº 04.705.090/0001-77
NIRE nº 35 300187865

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON MAY 30, 2003

On May 30, 2003 at 5:00 p.m., in the company headquarters at Avenida Brigadeiro Faria Lima, 1.355 - 9º andar, in the city of São Paulo (SP), was held a Meeting of the Board of Directors of **Suzano Petroquímica S.A.**, attended by the Members undersigned. The Chairman of the Board of Directors Boris Tabacof invited Fabio Eduardo de Pieri Spina as secretary. The purpose of the Meeting was to resolve upon the election of the new directors, in the terms of the bylaws approved by Extraordinary General Meeting in this date and to appoint the members of Strategy Committee inclusively the coordinator. The decisions made at the Board of Directors were:

1. ratified the election to the Managing Board for a term lasting until the Ordinary General Meeting of 2004 as follows: **President Director - David Feffer;**; **Superintendent Director - Armando Guedes Coelho**; and elected as **Directors: Sergio Arthur Ferreira Alves e João Pinheiro Nogueira Batista**.; and elected also as directors: **Fabio Eduardo de Pieri Spina e Luiz Fernando Sanzogo Giorgi**;
2. designated the director João Pinheiro Nogueira Batista to assume *accumulatively the function the Investor Relations Director*;
3. appointed the following members to the Strategy Committee until the Ordinary General Meeting of 2004: **Coordinator: Claudio Thomaz Lobo Sonder**; and as **members: David Feffer, Daniel Feffer and Jorge Feffer.**



File no. 82-34667

Suzano Petroquímica S.A.

Special review of the quarterly financial information
March 31, 2003



KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent auditors' report on special review

To
The Management Council and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the quarterly information of Suzano Petroquímica S.A., for the three-month period ended March 31, 2003, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared in accordance with the accounting practices adopted in Brazil. The quarterly financial information of the indirect subsidiary Politeno Indústria e Comércio S.A. were reviewed by other independent auditors and their report was provided to us. Our report, regarding the amount of this investment and the equity account result of this subsidiary, is exclusively based on the report of the other independent auditors.

2. Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accounting, and consisted, basically, of: (a) inquire and discussion with management responsible for the accounting, financial and operating areas of the Company, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, significant effects on the financial situation and the operations of the Company.

3. Based on our special review, and in the report of the other independent auditors on the above-mentioned investment, we are not aware of any significant change which should be made in the quarterly information above, so that they are in accordance with the accounting practices adopted in Brazil and rules issued by the Securities and Exchange Commission, specifically applicable to the preparation of the mandatory quarterly information.

4. The financial statements for the year ended December 31, 2002, presented for comparison purposes, were audited by us and an unqualified report was issued on February 12, 2003.

May 9, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6



José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) — CORPORATION LAW
QUARTERLY INFORMATION — Base Period - 03/31/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

The Register in CVM does not mean any examination on the company, being its managers responsible by truthfulness of these information.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE		
35 300 187865		

01.02- ADDRESS OF COMPANY HEADQUARTERS

COMPLETE ADDRESS (Street, number, etc.)	2-DISTRICT
Av. Brigadeiro Faria Lima, 1355-9th floor	Pinheiros

3-ZIP CODE	4-CITY	5-STATE
01452-919	São Paulo	SP

6-AREA CODE	7-TELEPHONE NUMBER	8-TELEPHONE NUMBER	9-TELEPHONE NUMBER	10-TELEX
011	3037-9181	3037-9500	3037-9070	

11-AREA CODE	12-FAX	13-FAX	14-FAX	
011	3037-9013	3037-9076		

15-E-MAIL

01.03 - INVESTOR RELATIONS DIRECTOR (Address for Correspondence to Company)

1-NAME	
João Pinheiro Nogueira Batista	
2-COMPLETE ADDRESS (Street, number, etc.)	3-DISTRICT
Av. Brigadeiro Faria Lima, 1355 - 9th Floor	Pinheiros

4-ZIP CODE	5-CITY	6-UF
01452-919	São Paulo	SP

7-AREA CODE	8-TELEPHONE	9-TELEPHONE	10-TELEPHONE	11-TELEX
011	3037-9181	3037-9500	3037-9070	

12-AREA CODE	13-FAX	14-FAX	15-FAX
011	3037-3013	3037-9076	

16-E-Mail
joaonbatista@suzano.com.br

01.04 - REFERENCE/AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2003	12/31/2003	1	01/01/2003	03/31/2003	4	10/01/2003	12/31/2002

9- AUDITOR NAME	10 -CVM CODE
KPMG - Auditores Independentes	00418-9
11 - NAME OF THE RESPONSABLE TECHNICIAN	12 - GTR RESPONSABLE TECHNICIAN
José Luiz Ribeiro de Carvalho	007.769.948-32

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.05 - COMPOSITION OF CAPITAL STOCK

QUANTITY OF SHARES (In Thousand)	1-CURRENT QUARTER 03/31/2003	2-PRIOR QUARTER 12/31/2002	3-SAME QUARTER OF LAST YEAR - 03/31/2002
PAID CAPITAL			
COMMON	97,375	97,375	97,375
PREFERRED	123,820	123,820	123,820
TOTAL	221,195	221,195	221,195
TREASURY SHARES			
COMMON	0	0	0
PREFERRED	0	0	0
TOTAL	0	0	0

01.06-COMPANY'S CHARACTERISTICS

1-TYPE OF COMPANY: COMMERCIAL AND INDUSTRIAL COMPANY AND OTHERS
2-SITUATION OPERATING
3-TYPE OF CAPITAL CONTROL PRIVATE NATIONAL
4-ACTIVITY CODE 1170000 - PARTICIPATION AND ANY CORPORATION
5-MAIN ACTIVITY PARTICIPATION AS A PARTNER OF ANY CORPORATION
6-CONSOLIDATED (YES/NO) NO
7-TYPE OF ACCOUNTANTS' REVIEW REPORT WITHOUT EXCEPTION

01.07 - SUBSIDIARIES IN CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-GENERAL TAXPAYERS' REGISTER	3-NAME

01.08 - DIVIDENDS DETERMINED AND/OR PAID OUT DURING AND AFTER QUARTER

					SHARES VALUE PER SHARE IN REAIS)	
1-ITEM	2-EVENT	3-DATE OF APPROVAL	4-REVENUE	5-DATE OF PAYMENT	6-SHARE' TYPE	7-VALUE OF REVENUE PER SHARE
01	RD	12/24/2003	Interest on shareholders'equity	05/30/2003	ON	0,028
02	RD	12/24/2002	Interest on shareholders'equity	05/30/2003	PN	0,0308
03	OGM	04/30/2003	Dividend	05/30/2003	ON	0,0272
04	OGM	04/30/2003	Dividend	05/30/2003	PN	0,02992

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

01.09 - PAD-IN CAPITAL STOCK AND ALTERATIONS IN CURRENT YEAR

1-ITEM	2-DATE OF ALTERATION	3-CAPITAL STOCK (In R$ THOUSANDS)	4-VALUE OF ALTERATION (In R$ THOUSANDS)	5-.ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES	7-ISSUE PRICE OF SHARE R$

01.10-INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
05/13/2003	

(1) EOGM - Extraordinary and Ordinary General Meetings
(A FREE TRANSLATION OF THE ORIGINAL FORMS IN PORTUGUESE SUBMITTED TO CVM WHICH HAD SOME FIGURES IN THE BALANCE SHEET ONDENSED).

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2003	4- 12/31/2002
1	TOTAL ASSETS	903,874	899,036
1.01	CURRENT ASSETS	26,436	39,170
1.01.01	AVAILABILITIES	7,264	19,351
1.01.01.01	CASH AND CASH EQUIVALENTS	9	35
1.01.01.02	INTEREST EARNING BANK DEPOSITS	7,255	19,316
1.01.02	DEBTORS	19,172	19,819
1.01.02.01	DIVIDENDS RECEIVABLE	15,303	15,303
1.01.02.03	RECOVERABLE TAXES	3,808	4,425
1.01.02.04	OTHER DEBTORS	61	91
1.01.03	INVENTORIES	0	0
1.01.04	OTHERS	0	0
1.02	LONG TERM ASSETS	11,509	797
1.02.01	ACCOUNTS RECEIVABLE	0	0
1.02.01.01	DEFERRED INCOME TAX	0	0
1.02.02	LOANS WITH RELATED COMPANIES	11,599	797
1.02.02.01	LOANS WITH AFFILIATED COMPANIES	0	0
1.02.02.02	LOANS WITH SUBSIDIARIES	11,599	797
1.02.02.03	LOANS WITH OTHER RELATED COMPANIES	0	0
1.02.03	OTHERS	0	0
1.02.03.01	FISCAL INCENTIVE DEPOSITS	0	0
1.02.03.02	OTHERS	0	0
1.03	PERMANENT ASSETS	865,839	859,069
1.03.01	INVESTMENTS	865,263	858,738
1.03.01.01	IN AFFILIATED COMPANIES	0	0
1.03.01.02	IN SUBSIDIARIES	859,419	852,727
1.03.01.02.01	SUZANO QUÍMICA LTDA.	695,795	695,851
1.03.01.02.02	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	163,624	156,876
1.03.01.03	OTHER INVESTMENTS	5,844	6,011
1.03.01.03.01	UNAMORTIZED GOODWILL (DISCOUNT)	5,844	6,01
1.03.02	PROPERTY,PLANT AND EQUIPMENT	576	331
1.03.02.01	OTHER ASSETS	576	331

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- 03/31/2003	4- 12/31/2002
2	TOTAL LIABILITIES	903,874	899,036
2.01	CURRENT LIABILITIES	18,508	19,974
2.01.01	LOANS AND FINANCINGS	6,035	6,355
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	0	0
2.01.04	TAXES, RATES AND CONTRIBUTIONS	97	1,007
2.01.04.01	TAXES PAYABLE	97	1,007
2.01.05	DIVIDENDS PAYABLE	11,911	11,911
2.01.06	PROVISIONS	0	0
2.01.07	DEBTS WITH RELATED COMPANIES	0	0
2.01.08	OTHERS	465	701
2.01.08.01	REMUNERATION AND PAYROLL TAXES	380	675
2.01.08.02	ACCOUNTS PAYABLE	85	26
2.02	LONG TERM LIABILITIES	14,803	17,542
2.02.01	LOANS AND FINANCINGS	14,803	17,542
2.02.01.01	LOANS AND FINANCINGS	14,803	17,542
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.03.01	PROVISIONS FOR CONTINGENCIES	0	0
2.02.04	LOANS FROM RELATED COMPANIES	0	0
2.02.05	OTHERS	0	0
2.02.05.01	DEFERRED INCOME TAX /SOCIAL CONTRIB.	0	0
2.03	FUTURE ACCOUNTING PERIODS RESULTS	0	0
2.05	SHAREHOLDERS' EQUITY	870,563	861,520
2.05.01	PAID-IN CAPITAL	794,383	794,383
2.05.02	CAPITAL RESERVES	0	0
2.05.03	REVALUATION RESERVES	2,542	2,542
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	FROM SUBSID./AFFIL. COMPANIES	2,542	2,542
2.05.04	REVENUE RESERVES	64,595	64,595
2.05.04.01	LEGAL RESERVE	3,874	3,874
2.05.04.02	RESERVE REQUIRED BY COMPANY BYLAWS	54,229	54,229
2.05.04.03	RESERVES FOR CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS	6,492	6,492
2.05.05	ACCUMULATED PROFIT (LOSS)	9,043	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

03.01 - STATEMENTS OF INCOME QUARTERLY (IN THOUSANDS OF REAIS - R$)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2003 TO 03/31/2003	4- FROM 01/01/2003 TO 03/31/2003	5- FROM 01/01/2002 TO 03/31/2002	6- FROM 01/01/2002 TO 03/31/2002
3.01	GROSS REVENUE OF SALES AND/ OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	9,043	9,043	15,402	15,402
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(1,553)	(1,553)	(1,155)	(1,155)
3.06.02.01	GENERAL AND ADMINISTRATIVE	(1,553)	(1,553)	(1,155)	(1,155)
3.06.02.02	DIRECTORS FEES	0	0	0	0
3.06.03	FINANCIAL RESULT	81	81	1,215	1,215
3.06.03.01	FINANCIAL REVENUES	844	844	1,983	1,983
3.06.03.02	FINANCIAL EXPENSES	(763)	(763)	(768)	(768)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	10,515	10,515	15,342	15,342
3.06..06.01	EQUITY INTEREST IN SUBSIDIARIES	10,682	10,682	15,509	15,509
3.06.06.02	AMORTIZATION OF GOODWILL	(167)	(167)	(167)	(167)
3.07	OPERATING INCOME	9,043	9,043	15,402	15,402
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	9,043	9,043	15,402	15,402
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	(9)	(9)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.01.01	EMPLOYEES	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	9,043	9,043	15,393	15,393
	NUMBER OF SHARES (WITHOUT SHARES IN TREASURY - IN THOUSAND)	221,195	221,195	221,195	221,195
	INCOME PER SHARE - R$	0,04088	0,04088	0,06959	0,06959
	LOSS PER SHARE				

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

04.01 - EXPLANATORY NOTES

(In thousands of reais)

1 - OPERATIONS

The Company mainly holds interests in petrochemical companies.

2 - PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

The quarterly financial information were prepared in accordance with the accounting practices derived from the Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practicies were applied in the same manner as they had been for the preparation of the financial statements for the year ended December 31, 2002 and can be summarized as follows:

Interest earning bank deposits - recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Investments - in subsidiaries were valued using the equity method, and other investments were valued at cost. The goodwill is based on future economic benefits and is amortized over a 10 year period;

Property, plant and equipment - is recorded at acquisition, formation or construction cost. Depreciation is provided using the straight-line method at rates which take into account the estimated useful lives of the assets;

Income and social contribution taxes - income tax is calculated at the rate of 25% of adjusted taxable income, less small income relief. Social contribution tax is calculated at the rate of 9% of adjusted book income;

Rights and obligations - are price-level restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

Interest on loans and financing - interest on loans and financing are recorded in accordance with the term of the contracts utilizing the effective interest rate.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

4 - RELATED PARTIES

	March 31, 2003	December 31, 2002
Advance for future capital increase		
Suzano Química Ltda.	11,599	797

5 – INVESTMENTS

	Investments	
	March 31,2003	Dec 31, 2002
Subsidiaries		
Suzano Química Ltda.	695,795	695,851
SPQ Investimentos e Participações Ltda.	163,624	156,876
	859,419	852,727
Unamortized goodwill	5,844	6,011
TOTAL	865,263	858,738

Statement of investments in subsidiaries

	Suzano Quimica Ltda.	SPQ Investimentos e Participações Ltda.	Total
a) Ownership interest			
December 31, 2002			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
March 31, 2003			
voting capital	100.00%	100.00%	
total capital	100.00%	100.00%	
b) Information on subsidiaries / affiliates			
Share capital	629,703	152,876	
Adjusted shareholder's equity	695,796	163,624	
Adjusted results for the period	(66)	10,748	
c) Investments			
December 31, 2001	542,345	164,925	707,270
Purchase and subscription of shares	24,790		24,790
Revaluation reserve	2,542		2,542
Equity interest	142,751	(8,049)	134,702
Interest on shareholders' equity	(16,577)		(16,577)
December 31, 2002	695,851	156,876	852,727
Purchase and subscription of shares	10		10
Investment reduction	-	(4,000)	(4,000)
Equity interest	(66)	10,748	10,682
March 31, 2003	695,795	163,624	859,419

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

For better presentation of the investments in the direct subsidiaries Suzano Química Ltda and SPQ Investimentos e Participações Ltda. the changes of these investments are presented bellow.

	Suzano Química					SPQ Investimentos e Participações Ltda.
	Suzanopar Petroquímica Ltd.	Polibrasil Participações S.A	Rio Polimeros S.A	Polipropileno Participações S.A. (1)	Petroflex Indústria e Comércio S.A.	Politeno Indústria e Comércio S.A (1)
a) Ownership interest						
December 31, 2002						
voting capital	100,00%	50,00%	33,33%	87,25%	20,14%	35,00%
total capital	100,00%	50,00%	33,33%	83,57%	20,12%	34,64%
March 31, 2003						
voting capital	100,00%	50,00%	33,33%	87,25%	20,14%	35,00%
total capital	100,00%	50,00%	33,33%	83,57%	20,12%	34,64%
b) Information on subsidiaries / affiliates						
Share capital	296.414	275.080	559.080	66.344	148.854	246.648
Adjusted shareholder's equity	308.336	381.119	558.731	23.590	167.620	453.402
Adjusted results for the period	1.411	26.226		(211)	22.523	22.074
c) Investments						
December 31, 2001	290.287	141.135	66.546	25.226	20.364	134.250
Purchase and subscription of shares		23.588	79.977	11.904		
Negative goodwill on subscription of shares				2.563		
Revaluation reserve					2.542	
Investment reduction	(84.560)					
Dividends						(6.061)
Equity interest	151.965	12.724		(19.801)	6.131	18.906
December 31, 2002	357.692	177.447	146.523	19.892	29.037	147.095
Purchase and subscription of shares			39.837			
Investment reduction	(32.550)					
Equity interest	(16.806)	13.112		(176)	4.687	10.683
March 31, 2003	308.336	190.559	186.360	19.716	33.724	157.778

(1) Polipropileno Participações S.A and Politeno Indústria e Comércio S.A hold direct interests of 10,93% and 11,11%, respectively, in Nordeste Química S.A - NORQUISA. These interests were measured using the equity method based on the net equity of this investee as of May 31, 2002.

With the equity restructuring of COPENE - Petroquímica do Nordeste S.A. resulting in the creation of Braskem S.A. as approved in the extraordinary shareholders' meeting of August 16, 2002, NORQUISA, which previously held control of Copene, had its interest reduced and lost control over COPENE, now Braskem, and as a result the condition of joint control of NORQUISA by Polipropileno Participações S.A and Politeno Indústria e Comércio S.A over NORQUISA no longer exists.

Since then the companies ceased to have influence over the administration of NORQUISA, changing the valuation criteria from equity interest to cost using as source the company's net equity as of May 31, 2002, the same date of the balance sheet used for purposes of the restructuring process.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

6 - LOANS AND FINANCING

Loans and financing

	Index	Interest	March 31, 2003		December 31, 2002
			Short-term	Long-term	
Investment financing					
Purchase of privatization shares in:					
Politeno Indústria e Comércio S.A.	TR	6.5% p.a.	6,035	14,803	23,897

The long-term portion of loans and financing mature as follows:

2004	2,961
2005	5,921
2006	5,921
	14,803

7 - SHARE CAPITAL

The Capital subscribed and paid-in is represented by 221,195,380 shares without par value, being 97,375,446 common shares with voting rights and 123,819,934 preferred shares with no voting rights.

8 - FINANCIAL INSTRUMENTS

The estimated market value of financial instruments included in the balance sheets at March 31, 2003 which differ from the amounts in the financial statements are as follows:

	Account balance	Market value
Loans and financing in local currency	20,838	20,189

The Company's balance sheet is basically comprised of investments in subsidiaries and affiliates, credits with affiliates and investment financing.

The asset balances, representing permanent investments in subsidiaries and affiliated companies, are recorded in accordance with the equity method, and no market value comparison exists in face of the characteristics of the investments.

The balances of investment financings had their market value calculated on the basis of their present value ascertained through future cash flows, using interest rates similar to those instruments of the same nature.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

9 - GUARANTEES

As of March 31, 2003 and December 31, 2002, guarantees provided to subsidiaries and affiliates were as follows:

	March 31, 2003	December 31, 2002
Suzano Química Ltda.		
Letter of guarantee	99.451	104.796
Politeno Indústria e Comércio S.A.		
IFC - Plant modernization	3.477	3.621
Guarantees related to the total petrochemical net assets split off from Companhia Suzano de Papel e Celulose, which are being transferred are as belows:		
Petroflex Indústria e Comércio S.A.		
BNDES	12.316	13.298
Banco do Brasil - Privatization Coperbo	1.746	2.313
	14.062	15.611
Polibrasil Resinas S.A.		
Credit line FMO	154.017	160.064
BNDES	54.817	35.433
	208.834	195.497
Total	325.824	319.525

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

05.01 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

MANAGEMENT REPORT

FIRST QUARTER OF 2003

The income of the holding **Suzano Petroquímica S/A**, in the first quarter of the year, was R$ 9.0 million, basically reflecting the equity in earnings of subsidiaries and associated companies, as follows:

	% Total Capital	Equity R$ millions
SPQ Investimentos e Participações Ltda.	**100.0**	**10.7**
Politeno Indústria e Comércio S/A	34.6	10.7
Suzano Química Ltda.	**100.0**	**(0.1)**
Polipropileno Participações S/A	83.6	(0.2)
Polibrasil Participações S/A	50.0	13.1
Petroflex Indústria e Comércio S/A	20.1	4.7
Rio Polímeros S/A	33.3	0.0
Suzanopar Petroquímica Ltd.	100.0	(16.8)

SPQ Investimentos e Participações Ltda.
Politeno Indústria e Comércio S.A.

The net retained earnings in the first quarter of 2003 amounted to R$ 22.1 million, compared with R$ 14.4 million in the same period of the previous year.
Although production in the period had been affected by a shortage in the supply of ethene, causing overall sales of the Company to return to the same level as registered in the first quarter of 2002, then caused by the prolonged stoppage of Copene, the income was favored by the increase in the sales prices of polyethylene in the domestic and overseas market.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

Suzano Química Ltda.
Rio Polímeros S.A.

Since the beginning of the implementation of the gas-chemical park in Rio de Janeiro up to March 2003, the funds invested in Rio Polímeros have amounted to the equivalent of US$ 452,1 million, of which US$ 249.5 million came from financings and US$ 202.6 million was paid in by the shareholders. Of that amount, the equivalent of US$ 89 million was invested during the first three months of 2003 (US$ 34,3 million from the shareholders and US$ 54,7 million originated by the Project Finance).

The Company has begun the pre-marketing process, contracting supply of polyethylene from third parties and preparing to make an appropriate entry of its products in the market.

Suzano Química Ltda.
Polibrasil Participações S.A./Polipropileno S.A. Polibrasil Resinas S.A.

On March 10, 2003, Polibrasil Resinas started up a new polypropylene production unit in Mauá (SP). Using modern Spheripol technology, this unit has a production capacity of 300 thousand tons per year with raw material assured by long-term contracts with Petroquímica União and the Capuava Refinery – RECAP, of Petrobras. The investment in its implementation was the equivalent of US$ 217 million.

Polibrasil Resinas recorded net retained earnings in the quarter of R$ 27.5 million, compared with R$ 7.4 million recorded in the same period of the previous year, an increase brought about by the improvement in the sales prices and by atypical demand, as a protection against the successive increases in the price of petroleum/naphtha, causing clients to anticipate their orders for polypropylene.

Suzano Química Ltda.
Petroflex Indústria e Comércio S.A.

In the first quarter of this year Petroflex obtained a net profit of R$ 22.5 million. This result surpassed the income accounted in the last quarter of 2002 by 9,8% and is more than twelve times the profit of the first quarter of last year.

The significant performance presented by the company in this quarter is the result of a combination of factors in conjunction with appropriate business management. The market experienced an increase in international rubber prices, with a growth in domestic and foreign demand, as well as the increase in the exchange rate. The result reflects, furthermore, the adroitness of management in the best use of the production plants, administration of the debt and control of fixed costs and financial expenses.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

Suzano Química Ltda.
Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, which funds, in foreign currency, are basically oriented for the equity disbursements to be made by Suzano Química in Rio Polímeros, for the implementation of the project for the gas-chemical park in Rio de Janeiro. In the first three months of this year US$ 9,7 million was sent to Suzano Química which invested in Rio Polímeros, in this period, the equivalent of US$ 11.2 million (R$39.8 million).

09.01 - EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES

1 ITEM	2-COMPANY NAME	3- GENERAL TAXPAYERS REGISTER	4- CLASSIFICATION	5- SHARE CAPITAL IN INVESTED COMPANY %	6-COMPANY SHAREHOLDERS'EQUITY %	7-TYPE OF CO.	8-QUANTITY SHARES IN THE QUARTER (IN THOUSAND)	9--QUANTITY OF SHARES IN THE PRIOR QUARTER (IN THOUSAND)
1	SUZANO QUÍMICA LTDA	00.975.444/0001-42	3	100.00	81.26	1	629,703	629,703
2	SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.	46.078.432/0001-16	3	100.00	18.80	1	152,876	177,418
4	POLIBRASIL PARTICIPAÇÕES S/A	00.987.397/0001-57	5	50.00	21.89	1	120,606	120,606
5	POLIPROPILENO S/A	13.604.087/0001-58	5	97.68	23.28	1	123,867,267	123,867,267
6	SUZANOPAR PETROQUÍMICA LTD.		5	100.00	35.42	1	88,400	98,100
7	POLITENO INDÚSTRIA E COMÉRCIO S/A	13.603.683/0001-13	5	34.64	18.12	1	72,968,550	72,968,550
8	RIO POLÍMEROS S.A.	01.202.799/0001-61	5	33.33	21.41	1	161,267	126,794

4 - CLASSIFICATION:
1- PUBLICLY SUBSIDIARY
2- PUBLICLY AFFILIATED COMPANY
3- PRIVATE SUBSIDIARY
4- PRIVATE ASSOCIATED COMPANY
5- INVESTED COMPANY OF SUBSIDIARY/AFFILIATED

7 - TYPE OF COMPANY:
1- INDUSTRIAL, COMMERCIAL AND OTHERS
2- FINANCIAL INSTITUTION
3- INSURANCE COMPANY

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

17.01 - SPECIAL REVIEW REPORT - WITHOUT EXCEPTIONS

Independent auditors' report on special review

To
The Management Council and Shareholders
Suzano Petroquímica S.A.
São Paulo - SP

1. We have performed a special review of the quarterly information of Suzano Petroquímica S.A., for the three-month period ended March 31, 2003, comprising the balance sheet, the statement of income, the performance report and the relevant information, prepared in accordance with the accounting practices adopted in Brazil. The quarterly financial information of the indirect subsidiary Politeno Indústria e Comércio S.A. were reviewed by other independent auditors and their report was provided to us. Our report, regarding the amount of this investment and the equity account result of this subsidiary, is exclusively based on the report of the other independent auditors.

2. Our review was prepared in accordance with the specific rules established by IBRACON - Brazilian Institute of Independent Auditors, jointly with the Federal Council of Accounting, and consisted, basically, of: (a) inquire and discussion with management responsible for the accounting, financial and operating areas of the Company, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, significant effects on the financial situation and the operations of the Company.

3. Based on our special review, and in the report of the other independent auditors on the above-mentioned investment, we are not aware of any significant change which should be made in the quarterly information above, so that they are in accordance with the accounting practices adopted in Brazil and rules issued by the Securities and Exchange Commission, specifically applicable to the preparation of the mandatory quarterly information.

01.01- IDENTIFICATION

1-CVM CODE	2-COMPANY NAME	3-General Taxpayers' Register
01926-7	SUZANO PETROQUÍMICA S/A	04.705.090/0001-77
4-NIRE 35 300 187865		

4. The financial statements for the year ended December 31, 2002, presented for comparison purposes, were audited by us and an unqualified report was issued on February 12, 2003.

May 9, 2003

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO QUÍMICA S/A

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2003 TO 03/31/2003	4- FROM 01/01/2003 TO 03/31/2003	5- FROM 01/01/2002 TO 03/31/2002	6- FROM 01/01/2002 TO 03/31/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	110	110	7,329	7,329
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(1,115)	(1,115)	(27)	(27)
3.06.03	FINANCIAL RESULT	408	408	(33)	(33)
3.06.03.01	FINANCIAL REVENUES	595	595	4	4
3.06.03.02	FINANCIAL EXPENSES	(187)	(187)	(37)	(37)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	817	817	7,389	7,389
3.07	OPERATING INCOME	110	110	7,329	7,329
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	110	110	7,329	7,329
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(175)	(175)	0	0
3.11	DEFERRED INCOME TAX	0	0	20	20
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	(65)	(65)	7,349	7,349
	NUMBER OF SHARES (without shares in treasury - In Thousand)	629,703	629,703	604,903	604,903
	INCOME PER SHARE-R$	(0.00010)	(0.00010)	0.01215	0.01215
	LOSS PER SHARE				

02- SUBSIDIARIES/AFFILIATED COMPANIES

1 - COMPANY NAME
SUZANO QUÍMICA LTDA

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:SUZANO QUÍMICA LTDA.

The results of the subsidiary Suzano Química Ltda were originated mainly from its direct investments in Petroflex Indústria e Comércio and Rio Polímeros S/A as well as from its indirect investments in Polibrasil Resinas S/A and Suzanopar Petroquímica Ltd.

Rio Polímeros S.A.

Since the beginning of the implementation of the gas-chemical park in Rio de Janeiro up to March 2003, the funds invested in Rio Polímeros have amounted to the equivalent of US$ 452,1 million, of which US$ 249.5 million came from financings and US$ 202.6 million was paid in by the shareholders. Of that amount, the equivalent of US$ 89 million was invested during the first three months of 2003 (US$ 34,3 million from the shareholders and US$ 54,7 million originated by the Project Finance).

The Company has begun the pre-marketing process, contracting supply of polyethylene from third parties and preparing to make an appropriate entry of its products in the market.

Polibrasil Participações S.A./Polipropileno S.A. Polibrasil Resinas S.A.

On March 10, 2003, Polibrasil Resinas started up a new polypropylene production unit in Mauá (SP). Using modern Spheripol technology, this unit has a production capacity of 300 thousand tons per year with raw material assured by long-term contracts with Petroquímica União and the Capuava Refinery – RECAP, of Petrobras. The investment in its implementation was the equivalent of US$ 217 million.

Polibrasil Resinas recorded net retained earnings in the quarter of R$ 27.5 million, compared with R$ 7.4 million recorded in the same period of the previous year, an increase brought about by the improvement in the sales prices and by atypical demand, as a protection against the successive increases in the price of petroleum/naphtha, causing clients to anticipate their orders for polypropylene.

Petroflex Indústria e Comércio S.A.

In the first quarter of this year Petroflex obtained a net profit of R$ 22.5 million. This result surpassed the income accounted in the last quarter of 2002 by 9,8% and is more than twelve times the profit of the first quarter of last year.

The significant performance presented by the company in this quarter is the result of a combination of factors in conjunction with appropriate business management. The market experienced an increase in international rubber prices, with a growth in domestic and foreign demand, as well as the increase in the exchange rate. The result reflects, furthermore, the adroitness of management in the best use of the production plants, administration of the debt and control of fixed costs and financial expenses.

Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, which funds, in foreign currency, are basically oriented for the equity disbursements to be made by Suzano Química in Rio Polímeros, for the implementation of the project for the gas-chemical park in Rio de Janeiro. In the first three months of this year US$ 9,7 million was sent to Suzano Química which invested in Rio Polímeros, in this period, the equivalent of US$ 11.2 million (R$39.8 million).

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED COMPANY (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2003 TO 03/31/2003	4- FROM 01/01/2003 TO 03/31/2003	5- FROM 01/01/2002 TO 03/31/2002	6- FROM 01/01/2002 TO 03/31/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	10,761	10,761	7,967	7,967
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(391)	(391)	(330)	(330)
3.06.03	FINANCIAL RESULT	469	469	106	106
3.06.03.01	FINANCIAL REVENUES	489	489	138	138
3.06.03.02	FINANCIAL EXPENSES	(20)	(20)	(32)	(32)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	10,683	10,683	8,191	8,191
3.07	OPERATING INCOME	10,761	10,761	7,967	7,967
3.08	NON OPERATING INCOME	0	0	178	178
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	10,761	10,761	8,145	8,145
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	(13)	(13)	0	0
3.11	DEFERRED INCOME TAX	0	0	15	15
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	10,748	10,748	8,160	8,160
	NUMBER OF SHARES (without shares in treasury - In Thousand)	152,876	152,876	1,379,084	1,379,084
	INCOME PER SHARE - R$	0.07031	0.07031	0,00592	0,00592
	LOSS PER SHARE				

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANO PETROQUÍMICA S/A.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Subsidiary/Affiliated Company:
SPQ INVESTIMENTOS E PARTICIPAÇÕES LTDA.

The result of SPQ Investimentos e Participações Ltda. was derived mainly of the equity interest in Politeno Indústria e Comércio S.A.

Politeno Indústria e Comércio S.A.

The net retained earnings in the first quarter of 2003 amounted to R$ 22.1 million, compared with R$ 14.4 million in the same period of the previous year.
Although production in the period had been affected by a shortage in the supply of ethene, causing overall sales of the Company to return to the same level as registered in the first quarter of 2002, then caused by the prolonged stoppage of Copene, the income was favored by the increase in the sales prices of polyethylene in the domestic and overseas market.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2003 TO 03/31/2003	4- FROM 01/01/2003 TO 03/31/2003	5- FROM 01/01/2002 TO 03 /31/2002	6- FROM 01/01/2002 TO 03/31/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	26,226	26,226	8,143	8,143
3.06.01	SALES EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(26)	(26)	(44)	(44)
3.06.03	FINANCIAL RESULT	0	0	0	0
3.06.03.01	FINANCIAL REVENUES	0	0	0	0
3.06.03.02	FINANCIAL EXPENSES	0	0	0	0
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	26,252	26,252	8,187	8,187
3.07	OPERATING INCOME	26,226	26,226	8,143	8,143
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	26,226	26,226	8,143	8,143
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0

1-CODE	2-DESCRIPTION	3- FROM 01/01/2003 TO 03/31/2003	4- FROM 01/01/2003 TO 03/31/2003	5- FROM 01/01/2002 TO 03 /31/2002	6- FROM 01/01/2002 TO 03/31/2002
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	26,226	26,226	8,143	8,143
	NUMBER OF SHARES (without shares in treasury - In Thousand)	241,211	241,211	241,211	241,211
	INCOME PER SHARE - R$	0.10873	0.10873	0,03376	0,03376
	LOSS PER SHARE				

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
POLIBRASIL PARTICIPAÇÕES S.A

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Polibrasil Participações S.A./Polipropileno S.A. Polibrasil Resinas S.A.

On March 10, 2003, Polibrasil Resinas started up a new polypropylene production unit in Mauá (SP). Using modern Spheripol technology, this unit has a production capacity of 300 thousand tons per year with raw material assured by long-term contracts with Petroquímica União and the Capuava Refinery – RECAP, of Petrobras. The investment in its implementation was the equivalent of US$ 217 million.

Polibrasil Resinas recorded net retained earnings in the quarter of R$ 27.5 million, compared with R$ 7.4 million recorded in the same period of the previous year, an increase brought about by the improvement in the sales prices and by atypical demand, as a protection against the successive increases in the price of petroleum/naphtha, causing clients to anticipate their orders for polypropylene.

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.01 - STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATED (In Thousand of Reais)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2003 TO 03/31/2003	4- FROM 01/01/2003 TO 03/31/2003	5- FROM 01/01/2002 TO 03 /31/2002	6- FROM 01/01/2002 TO 03/31/2002
3.01	GROSS REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTION OF GROSS REVENUE	0	0	0	0
3.03	NET REVENUE OF SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/ OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/REVENUES	1,411	1,411	1,275	1,275
3.06.01	SALES EXPENSES	0	0	0	0

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM) CORPORATION LAW
QUARTERLY INFORMATION Base Period - 03/31/2003
COMMERCIAL AND INDUSTRIAL COMPANIES AND OTHERS (1)

1-CODE	2-DESCRIPTION	3- FROM 01/01/2003 TO 03/31/2003	4- FROM 01/01/2003 TO 03/31/2003	5- FROM 01/01/2002 TO 03 /31/2002	6- FROM 01/01/2002 TO 03/31/2002
3.06.02	GENERAL AND ADMINISTRATIVE	(23)	(23)	(35)	(35)
3.06.03	FINANCIAL RESULT	1,434	1,434	1,310	1,310
3.06.03.01	FINANCIAL REVENUES	1,842	1,842	1,794	1,794
3.06.03.02	FINANCIAL EXPENSES	(408)	(408)	(484)	(484)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY INTEREST INCOME	0	0	0	0
3.07	OPERATING INCOME	1,411	1,411	1,275	1,275
3.08	NON OPERATING INCOME	0	0	0	0
3.08.01	REVENUES	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME BEFORE TAXES AND PROFIT SHARING	1,411	1,411	1,275	1,275
3.10	PROVISIONS FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY PROFIT SHARING AND CONTRIBUTION	0	0	0	0
3.12.01	PROFIT SHARING	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSION OF OWN CAPITAL INTERESTS	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	1,411	1,411	1,275	1,275
	NUMBER OF SHARES (without shares in treasury - In Thousand)	88,400	88,400	117,100	117,100
	INCOME PER SHARE - R$	0.01596	0.01596	0,01090	0,01090
	LOSS PER SHARE				

02 - SUBSIDIARIES/AFFILIATED COMPANIES

1-COMPANY NAME
SUZANOPAR PETROQUÍMICA LTD.

18.02 - COMMENTS ON COMPANY PERFORMANCE FOR THE PERIOD

Suzanopar Petroquímica Ltd.

A wholly-owned offshore subsidiary of Suzano Química, which funds, in foreign currency, are basically oriented for the equity disbursements to be made by Suzano Química in Rio Polímeros, for the implementation of the project for the gas-chemical park in Rio de Janeiro. In the first three months of this year US$ 9,7 million was sent to Suzano Química which invested in Rio Polímeros, in this period, the equivalent of US$ 11.2 million (R$39.8 million).